200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

May 5, 2016

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LONCOR RESOURCES INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA54179W1014

	CUSIP:	54179W101

2	Date Fixed for the Meeting:	June 29, 2016
3	Record Date for Notice:	May 30, 2016
4	Record Date for Voting:	May 30, 2016
5	Beneficial Ownership Determination Date:	May 30, 2016
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual and Special
9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" Rosa Vieira "
Senior Relationship Manager
Rosa.Vieira@tmx.com